

July 17, 2007

Room 7010

Jerry Pascucci
President & Director
Smith Barney AAA Energy Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Avenue 25th Floor
New York, NY 10022

> **Re:** **Smith Barney AAA Energy Fund L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 000-25921**

Dear Mr. Pascucci:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Legal Proceedings, page 3

1. We note that you have detailed pending legal proceedings to which CGM or its subsidiaries are a party or to which any of their property is subject. You disclose that there are no material legal proceedings pending against the Partnership, or the General Partner. You have not included litigation as a risk factor. Revise

disclosures in future filings to allow readers to properly assess the risks involved in such litigation, and the impact that such litigation may have on the Partnership, or the General Partner. If it is reasonably possible that such legal proceedings could have a material adverse impact on the Partnership, or the General Partner, revise to so state and provide a range of reasonably possible loss, or applicable, state that such amount cannot be estimated. Expand the disclosures to explain how such litigation could have a material adverse impact on the Partnership, or the General Partner.

Results of Operations, page 17

2.   We note the increase in your net asset value during 2006 and your discussion of the 2006 trading performance that contributed to the increase. However, we note your statement of operations has significant fluctuations in certain line items. An enhanced narrative would provide the readers with a better understanding of your operating activity if these fluctuations and the factors that contributed to these fluctuations were addressed in your MD&A section. Please tell us and disclose, in future filings, the factors that contributed to the significant increase in realized gains on closed positions, the significant decrease in unrealized gains and losses in open positions and address the $3.6 million of brokerage commissions that are only recorded in 2006. Your MD&A should also discuss fluctuations that occur on a quarterly basis. In this regard, the decreasing trend in net realized and unrealized trading gains (losses) from the first quarter 2006 to the third quarter 2006 should be addressed as well as the factors that contributed to the subsequent increase in the fourth quarter 2006.

Similarly provide enhanced disclosure in your interim reports and ensure that your disclosure provides a more comprehensive analysis of the economic environment in which you invest and how those factors contributed to any significant changes in your results of operations. In this regard, we note the decrease in net asset value during the first quarter 2007 as well as other significant fluctuations on the statement of income and expenses. Please tell us and disclose the impact the slowing of the US economy, any price trend reversals, currency market trends, and the current trading environment had on your results, if any.

Item 9A. Controls and Procedures, page 18

3.   Your conclusion that your disclosure controls and procedures are effective is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similarly narrow language is included in the Form 10-Q for March 31, 2007. The rule requires, among other matters, that the disclosure

controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer…is accumulated and communicated to the issuer's management…as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant